Linklaters LLP 1345 Avenue of the Americas New York, NY 10105 Telephone (+1) 212 903 9000 Facsimile (+1) 212 903 9100

May 13, 2014

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Scott Anderegg
Dietrich King
Sondra Snyder
Jennifer Thompson

Re:	Abengoa Yield plc
Amendment No. 1 to the Registration Statement on Form F-1
Filed on April 28, 2014
File No. 333-194970

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”) and Regulation S-T thereunder, Abengoa Yield plc, a public limited company organized under the laws of England and Wales (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) an Amendment to its Registration Statement on Form F-1 (“Amendment No. 2”), which amends Amendment No. 1 to the Registration Statement filed on April 28, 2014 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments set forth in the letter to the Company, dated May 9, 2014, from the staff (the “Staff”) of the SEC. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold text). For your convenience, paper copies of Amendment No. 2 will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in Amendment No. 2 to the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Unaudited Pro Forma Combined Financial Information, page 82

1. We note your disclosure in footnote (5) on page 86 of the method you used determine the number of shares used in your pro forma earnings per share computations. Please explain to us in reasonable detail why you determined the number of shares excluded from the computation, attributable to the $30 million of proceeds which will be retained by you, based on your pro forma book value instead of the offering price per share.

Response:

In response to Comment 2 in the Staff’s letter dated May 9, 2014, the Company has revised its pro forma combined financial statements to include the $30 million of proceeds that will be retained, and therefore the number of shares corresponding to these $30 million are no longer excluded in the pro forma earnings per share computations.

2. We note your response to comment 35 in our letter dated March 28, 2014 and the list of transactions included in your pro forma financial statements as seen on page 82. You previously indicated that the $10 million of net proceeds that you will retain to strengthen your balance sheet (now $30 million) was excluded from your pro forma financial statements, and comment 8 in our letter dated April 22, 2014 was based on that information. After further consideration, please explain to us why you have elected to exclude from your pro forma financial statements the portion of your offering related to the $30 million of net proceeds that you will retain, and explain to us why you applied different logic in determining to present the column of your capitalization table titled “As Further Adjusted” as seen on page 79.

Response:

In response to the Staff’s comment, the Company has re-visited the regulation regarding the assumption of the offering proceeds in the pro forma combined financial statements (U.S. Securities and Exchange Commission Division of Corporation Finance Financial Reporting Manual paragraph 3320.1) and has concluded that, since there will be a firm commitment from the underwriters, the $30 million of net proceeds that will be retained should be included in the pro forma combined financial statements. As such, the Company has revised its Unaudited Pro Forma Combined Financial Statements accordingly to apply the same logic applied in the “Capitalization” section of the Prospectus.

Foreign Private Issuer Exemption, page 181

3. In the next section, you identify certain “controlled company” governance exemptions on which you will rely. Please discuss the extent to which the NASDAQ rules that permit foreign private issuers to follow home country practice rules will affect your governance.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 189 of the Prospectus.

Combined Financial Statements for the Year Ended December 31, 2013, page F-1

Notes to Financial Statements, page F-10

Note 6.- Contracted concessional assets, page F-28

4. We note your response to comment 14 in our letter dated April 22, 2014. We also note your disclosures in Appendix III, on pages 141 through 143 regarding your Abengoa Cogeneracion Tabasco, S. de R.I. de C. V. (ACT) asset and on pages 159 through 162 regarding regulation in Mexico. With regard to ACT’s contract with Pemex, please tell us in more detail how you determined that the services you provide under the Pemex agreement constitute a public service and how your ACT assets are within the scope of IFRIC 12. To assist us in understanding this matter, please provide the following information:

•

Please elaborate on the Mexican regulatory system and the nature of such regulation specifically as it relates to ACT. For example, clarify the aspects of ACT’s operations that are regulated (e.g., price, activities allowed), the regulator responsible and the extent to which the regulator monitors or has input into ACT’s operations, beyond compliance with related laws.

•

Please better explain how regulators such as CRE and CFE have delegated to Pemex their responsibility to provide electricity to the public. In doing so, please address how Pemex controls or regulates what services you must provide with the infrastructure, to whom you must provide them and at what price as contemplated by paragraph 5(a) of IFRIC 12.

•

Please explain to us in more detail how ACT’s provision of its thermal and electric output to Pemex constitutes a service to the public as opposed to a service to a single customer. It is unclear to us that you have provided a service to the public if your grantor consumes all of your output for its own operations. In your response, please elaborate on how ACT’s services are provided “indirectly to end-users.”

•

In your response you state that “The grantor controls the price, which corresponds with the services rendered under the Services Agreement between ACT and Pemex and is a fixed tariff denominated in U.S. dollars and paid on a monthly basis and indexed partially to inflation and partially according to a mechanism agreed in the contract.” This appears to be a contract with terms negotiated by you and Pemex. Clarify whether or not any of the terms of the Services Agreement were set or controlled by the regulator. Additionally describe the “mechanism agreed in the contract” and how it impacts the “fixed tariff.”

•	If the regulator is not involved in setting the price for the electricity sold under this agreement, please explain to us in detail how the price was set.

Response:

In response to the Staff’s comment, the Company provides the complete IFRIC 12 scope analysis for ACT.

ACT is a 300 MW energy generation facility that has a 20-year services agreement with Pemex, an entity that is part of the Mexican Administration, subject to the Comision Reguladora de Energía (CRE) regulation, and that by law generates electricity to help meet the country’s clean energy targets using its hydrocarbons. According to the services contract between ACT and Pemex, ACT must provide, in exchange for a fixed price with escalation adjustments, services including the transformation of natural gas and water into thermal energy and electricity and the supply of all production. Approximately 10% of the electricity is to be supplied directly to a Pemex facility nearby, allowing the Comision Federal de Electricidad (CFE) to supply less electricity to that facility. However, approximately 90% of the electricity must be injected into the Mexican electricity network to be physically used by retail and industrial end customers of CFE in the region. Pemex is then entitled to receive an equivalent amount of energy in more than 1,000 of their facilities in other parts of the country from CFE, following an adjustment mechanism under the supervision of CFE. As a result, CFE’s public service in Mexico, and its end customers, benefit from a more efficient use of the electricity generation and transportation systems, as more efficient and cleaner generation produced by ACT is physically used to serve end customers in the region and other Pemex facilities physically receive electricity generated in CFE’s facilities nearby. As a result, the services delivered by ACT are equivalent to and integrated into CFE’s system, and therefore ACT indirectly provides a public service to end-users in compliance with IFRIC 12. And the grantor, Pemex, as part of the Mexican Administration, and regulated by CRE, controls what services ACT can provide, to whom and at what price.

With respect to the Staff’s specific questions, the Company elaborates further on this analysis below. In addition, the Company has modified its disclosure in a number of places in the Prospectus to better reflect this analysis.

The Mexican regulatory system and how it relates to ACT

The Law of Public Service in Electricity (Ley de Servicio Publico de Energia Electrica or LSPEE) establishes that it applies to the Nation, through CFE (Comision Federal de Electricidad) to generate, transform, distribute and supply electricity to end users with some exceptions. One of the exceptions is the law of Pemex (Ley de Petroleos Mexicanos), which states that Pemex can generate and sell electricity using its hydrocarbons as long as it maintains property of the hydrocarbons. Additionally, the Mexican government approved strategic objectives to foster renewables and cleaner technologies, like the one used in ACT, according to LAERFTE (Ley de Aprovechamiento de Energías Renovables y de Financiamiento de la Transicion Energetica).

As part of the Mexican Administration, Pemex supports those objectives and organized a public bidding process following the Law of Acquisitions, Rents and Services of the Public Service (Ley de Adquisiciones, Arrendamientos y Servicios del Sector Publico) to purchase services from a generation plant to be located and built near one of their existing facilities, which resulted in ACT’s services contract.

The Law of Pemex establishes that Pemex’s board of directors must have a majority of representatives nominated directly by Mexico’s government, the Chairman must be the head of the government’s department in charge of energy and the executive in charge (Director General) must be nominated by Mexico’s government. Additionally, the Law requires Pemex to report its budget and financial information for the integration in the country’s public accounts. In fact, Pemex is one of the main sources of revenues of Mexico’s Federal budget.

As energy generation is a regulated activity under the LSPEE, in order to be able to conduct this activity, Pemex signed an interconnection contract with CFE and an energy generation authorization with CRE, the main regulator. This authorization requires an analysis by CRE that results in a number of detailed conditions and limitations regarding what services can be provided or how they can be provided by the generation facility. With this, and with the provision included in the Law of Pemex and affiliated entities that allows Pemex to use its hydrocarbons to generate electricity, Pemex was able to sign with ACT a services contract (contrato de prestacion de servicios). The contract had to comply with the rules established by CRE and CFE, was reviewed and received approvals from a number of bodies that include representatives of the Mexican Administration and was ultimately approved by the board of directors, where the Chairman is Mexico’s Secretary of Energy.

Once the contract is signed, CRE and CFE review periodically the plant’s operational indicators and intervene when necessary, based on load priorities and specific technical parameters. In fact, ACT is directly connected to and subject to direct instruction by CNAE (currently part of CFE), which is in charge of continuously managing the supply and demand of the Mexican power market. Additionally, every year CRE sends a control team to review technical and operational parameters to verify that ACT is complying with the rules established by it.

How Pemex has been delegated responsibility to provide electricity to the public and how it controls or regulates the services as contemplated by paragraph 5(a) of IFRIC 12

Pemex, part of the Mexican Administration, can generate electricity by law and has been supporting Mexico’s clean energy objectives through initiatives like ACT. In the case of ACT, it has been entitled by CRE and CFE through ACT’s generation authorization and the interconnection contract to inject the majority of ACT’s production into the Mexican electricity network indirectly serving CFE’s end customers (the public).

Pemex controls what services can be provided through the contract signed with ACT. In this contract, ACT is obliged to design, build, own, operate and maintain the installations required to transform natural gas and water supplied by Pemex into thermal energy and electricity and the supply of all production. Part of the electricity is to be supplied directly to a Pemex facility nearby, allowing CFE to supply less electricity to that facility. However, approximately 90% of the electricity must be injected into the Mexican electricity network to be physically used by retail and industrial end customers of CFE in the region. The grantor also controls the price of the services through the contract as explained below. And as explained above, the regulator reviews yearly that ACT complies with the approved authorizations.

How ACT provides a public service

As explained above, ACT indirectly serves most of its electricity to CFE’s end customers in the region around the facility. Additionally, the energy supplied directly to the Pemex facility nearby allows CFE to supply less electricity to it. As a result, the services delivered by ACT are equivalent to and integrated into CFE’s electricity system and allow the generation, transmission and distribution of electricity in Mexico to be more efficient and improves CFE’s delivery of services to the public.

Control and setting of the price

As explained above, the services agreement, including its pricing provisions, had to be approved by a number of bodies including Pemex’s board of directors, which is chaired by Mexico’s Energy Secretary. Additionally, Pemex had to obtain an approval from Mexico’s Treasury Department for the economic implications of the services agreement. The components of the price structure and yearly adjustment mechanisms were prepared by Pemex under the Law of Acquisitions, Rents and Services of the Public Service and provided to bidders as part of the request for proposal documents. Bidders, subject to a predetermined template prepared individual offers in the bidding process and when ACT was selected the price offered was reflected in the contract that was approved by Pemex and the Mexican Administration. Therefore, Mexico’s Administration directly reviewed and approved the services agreement, including pricing provisions.

The tariff is fixed, denominated in U.S. dollars and is indexed partially to inflation and partially according to a mechanism agreed in the contract. This mechanism includes a formula that results in an escalation that, on average over the life of the contract, results in a yearly increase equivalent to an estimate for future yearly inflation.

Note 7. – Investments carried under the equity method, page F-30

5. We note your response to comment 16 in our letter dated April 22, 2014. Please refer to SAB Topics 1.M. and 1.N. and provide us with a materiality analysis that considers both the rollover and iron curtain approaches. If you conclude cumulative unrecorded amounts are not material, please clarify whether you are proposing to correct these items in your 2014 financial statements so that you will comply with IAS 28. In this regard, we remind you of the guidance in SAB Topic 1.M.2. If you are proposing to correct these items within your 2014 financial statements, please provide us with your analysis demonstrating that you do not expect the correction of these prior period errors to materially misstate your expected 2014 annual financial statements.

Response:

In response to the Staff’s comment the Company would first like to clarify that prior to 2012, Evacuación Valdecaballeros had not started its activity and had not recorded any profit or loss. As a result, the cumulative unrecorded amount of net losses as of December 31, 2013, which would need to be adjusted under the iron curtain approach amounted to $285.6 thousand, which is the sum of $96.0 thousand for the year ended December 31, 2012 and $189.6 thousand for the year ended December 31, 2013.

The Company previously provided its quantitative and qualitative materiality analysis under the roll over approach in the letter to the Staff dated April 28, 2014 in response to Comment 16 of the Staff’s letter dated April 22, 2014. Based on the Staff’s comment, the Company has completed its materiality analysis to include the iron curtain approach as presented below:

	2012 ($96 thousand)			2013 ($189.6 thousand)
Impact on:	Combined Balances (in thousands)	Rollover*	Iron Curtain*	Combined Balances (in thousands)	Rollover	Iron Curtain
Investments carried under the equity method	$734,083	0.01%	0.01%	$387,324	0.05%	0.07%
Total assets	$3,198,094	0.00%	0.00%	$5,613,948	0.00%	0.01%
Profit/(loss) before income tax	$4,162	2.31%	2.31%	$(13,620)	1.39%	2.10%
Profit/(loss) for the year attributable to the Company	$1,336	7.19%	7.19%	$(3,417)	5.55%	8.36%

*	As noted above, the unrecorded losses originated in 2012 and therefore the rollover and iron curtain method get to the same results

Taking into account the quantitative impact of the unrecorded results from associates in 2013 and in 2012 both under the rollover approach and the iron curtain approach and the qualitative factors already provided by the Company in the letter to the Staff dated April 28, 2014, the Company has concluded that the unrecorded losses are not material and therefore do not merit a change in its approved and issued combined financial statements for those years.

The Company has instead decided to correct the “Investments carried under the Equity Method” line item in the year 2014 for the cumulative losses of the associate. The adjustment in the income statement corresponding to prior periods of $ 285.6 thousand results in the following:

	March 31, 2014 ($286 thousand)
Impact on:	Combined Balances (in thousands)	Iron curtain
Investments carried under the equity method	$402,640	N/A *
Total assets	$5,995,266	N/A *
Profit/(loss) before income tax	$(30,375)	0.94%
Profit/(loss) for the period attributable to the Company	$(26,906)	1.06%

*	No impact on the balance sheet as the cumulative unrecorded losses were corrected during the period ended March 31, 2014.

Similarly, the Company expects that this adjustment will represent a minimal portion of its “Profit/(loss) before income tax” and its “Profit/(loss) for the year attributable to the Company” for the full year ending December 31, 2014.

In consequence, considering that all the qualitative factors mentioned in the letter to the Staff dated April 28, 2014 continue to be applicable to the year ending December 31, 2014, the Company has concluded the understatement of $285.6 thousand is not material to either the March 31, 2014 interim financial statements or to the expected 2014 year-end consolidated financial statements and has corrected the cumulative misstatement in the first quarter of 2014 in the line item “Share of profit/(loss) of associates carried under the equity method.”

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9014.

Yours faithfully,

/s/ Jeffrey C. Cohen
Jeffrey C. Cohen

cc:	Santiago Seage